UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2025

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., dated November 6, 2025.

1

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group reports third quarter 2025 financial results with significant growth in revenue, profitability and cash flow

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Fabrice Chouraqui

	Name:	Fabrice Chouraqui
	Title:	CEO

Date: November 6, 2025

2

Pharming Group reports third quarter 2025 financial results with significant growth in revenue, profitability and cash flow

•Total third quarter 2025 revenues increased by 30% to US$97.3 million, compared to third quarter 2024
•RUCONEST® third quarter revenue increased by 29% to US$82.2 million, compared to third quarter 2024, reflecting sustained growth in patients and prescribers
•Joenja® (leniolisib) third quarter revenue increased by 35% to US$15.1 million, compared to third quarter 2024, reflecting strong growth in patients on therapy
•FDA granted priority review of sNDA for leniolisib for children aged 4 to 11 years with APDS with decision expected by January 2026
•Third quarter operating profit increased by 285% to US$15.8 million, compared to US$4.1 million in the third quarter 2024
•Generated US$32.0 million in cash flow from operations during the quarter and US$44.0 million year to date
•2025 total revenue guidance raised to US$365 - US$375 million, up from prior US$335 - US$350 million
•Leverne Marsh appointed Chief Commercial Officer, effective January 1, 2026; Stephen Toor to step down as CCO at year-end and remain an advisor to the company
•Pharming to host a conference call today at 13:30 CET (7:30 am ET)

Leiden, the Netherlands, November 6, 2025: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM/NASDAQ: PHAR) presents its preliminary (unaudited) financial report for the three months ended September 30, 2025.

Chief Executive Officer, Fabrice Chouraqui, commented:
“We delivered another strong quarter, with significant growth in revenue and profitability, reinforcing our confidence in the business.

We continue to drive the performance of RUCONEST® in the competitive U.S. HAE market, fueled by new patient enrollments and an expanding prescriber base, even amid the launch of a new oral on-demand therapy in July. Joenja® also delivered significant revenue growth, driven by a 25% year-over-year increase in patients on paid therapy and consistently high adherence rates. Looking ahead, we expect continued uptake amongst APDS patients aged 12 and older and new sources of growth including the anticipated pediatric label expansion for patients aged 4 to 11, the reclassification of variants of uncertain significance, or VUSs, and regulatory approvals enabling launches in several major markets.

Our pipeline is advancing well, unlocking potential new indications for leniolisib in broader primary immunodeficiency populations and addressing significant unmet needs in primary mitochondrial disease with KL1333.

To capitalize on these growth catalysts and pipeline opportunities, we recently announced a significant reduction in general and administrative headcount to optimize capital deployment to high growth initiatives. This disciplined approach combined with strong operating results — US$32 million in third-quarter operating cash flow — reinforces our ability to accelerate Pharming’s development and create value for our stakeholders and shareholders.

Based on this strong performance and our outlook for the final quarter of the year, we are raising our full-year revenue guidance.

I am pleased to welcome Leverne Marsh as Chief Commercial Officer, effective January 1, 2026, succeeding Stephen Toor. Leverne brings a strong track record of high impact launches and deep experience across the commercial spectrum, which will be instrumental as we continue executing our strategy to become a leading global rare disease company. I would like to thank Steve for his contributions to Pharming over the past nine years and for his legacy in building a uniquely patient-focused culture.

I want to thank our teams for their dedication and resilience in driving our mission forward.”

Third quarter highlights

Commercialized assets
RUCONEST® marketed for the treatment of acute HAE attacks
Strong RUCONEST® growth continued in the third quarter of 2025, with revenue of US$82.2 million, a 29% increase compared to the third quarter of 2024. Revenue for the first nine months of 2025 was US$231.2 million, a 34% increase compared to the same period in 2024.

In the U.S. market, we continued to grow the patient and prescriber base during the quarter, notwithstanding the market entry of a new oral on-demand HAE product in early July. Significant patient growth over the prior year was driven by patients who rely on RUCONEST® for its efficacy, reliability and rapid onset via IV administration. Unit sales volume in the U.S. increased by 24% in the third quarter and 28% in the first nine months.

Pharming has made the strategic decision to withdraw RUCONEST® from registration and/or commercialization in all non-US markets. These markets contributed only US$1.1 million, or 1.3% of total RUCONEST® revenue in the current quarter and have never demonstrated financial sustainability. Ensuring continuity of care and minimizing the impact on patients during this transition remain our highest priorities. This decision also enables Pharming to reallocate resources toward pipeline opportunities with greater long-term growth potential.

Joenja® (leniolisib) marketed for the treatment of APDS
Joenja® revenue increased to US$15.1 million in the third quarter of 2025, a 35% increase compared to the third quarter of 2024. Revenue for the first nine months of 2025 was US$38.4 million, a 20% increase compared to the same period in 2024. Unit sales volume increased by 34% in the third quarter of 2025, driven by a significant increase in patients on paid therapy in the U.S. and the U.K. launch in April 2025.

The U.S. market contributed 89% of third quarter revenue, while the EU and Rest of World (RoW) contributed 11%. The significant increase in EU and RoW revenue was primarily driven by strong patient uptake in the U.K.

As of September 30, 2025, we had 116 patients on paid therapy in the U.S., representing a 25% increase from the 93 patients at the end of the third quarter of 2024. The number of U.S. patients diagnosed with APDS that we have identified increased by 13 in the third quarter of 2025 and 36 year-to-date.

APDS patient finding
As of September 30, 2025, we have identified 990 diagnosed APDS patients of all ages globally, including 270 patients in the U.S. Of the identified patients in the U.S., 175 patients are 12 years of age or older and currently eligible for treatment with Joenja®, while 54 are between 4 and 11 years of age and would become eligible pending regulatory approval expected in January 2026.

VUS patient reclassification
There are currently over 1,400 known U.S. patients with a variant of uncertain significance, or VUS, in the PIK3CD and PIK3R1 genes implicated in APDS. We estimate that 20% of VUS patients could ultimately be diagnosed with APDS, thereby expanding the addressable patient population for Joenja®. Genetic testing laboratories are currently evaluating data from a study published in June 2025 in the leading peer-reviewed journal Cell, by researchers at Columbia University, to determine the process and potential to reclassify patients to APDS.

Joenja® (leniolisib) development
Leniolisib for APDS
As of September 30, 2025, there are 180 APDS patients in either a leniolisib Expanded Access Program (compassionate use), an ongoing clinical study, or a named patient program.

Pediatric label expansion
On July 31, 2025, we submitted a supplemental New Drug Application (sNDA) to the U.S. Food and Drug Administration (FDA) for leniolisib for the treatment of children aged 4 to 11 years diagnosed with APDS. On October 1, 2025, we announced that the FDA had accepted the sNDA and granted Priority Review of the application and assigned a Prescription Drug User Fee Act (PDUFA) target action date of January 31, 2026. Assuming a positive decision, we plan a commercial launch for this pediatric age group in the first quarter of 2026.

The Phase III clinical trial evaluating a new pediatric formulation of leniolisib in children 1 to 6 years of age diagnosed with APDS completed enrollment in April 2025. We expect to report results from this study in the coming months and if the data are supportive we plan to seek regulatory approval for this younger pediatric population.

Organizational updates
On September 2, 2025, we announced the appointment of Kenneth Lynard as Chief Financial Officer, effective October 1, 2025, strengthening our financial leadership as we continue to execute on our growth strategy. Mr. Lynard is a seasoned finance executive with over 20 years of global leadership experience in the life sciences industry.

On October 6, 2025, we announced the implementation of an organizational restructuring aligned with our previously announced plan to reduce general and administrative (G&A) expenses, to optimize capital deployment to our significant growth opportunities. The restructuring includes a 20% net reduction in non-commercial and non-medical headcount, primarily at our Netherlands headquarters. We remain on track to reduce total G&A expenses by 15% or US$10 million annually and anticipate one-time restructuring costs of approximately $7 million to be recorded in the fourth quarter of 2025 in connection with the headcount reduction.

We announce today that Ms. Leverne Marsh has been appointed Chief Commercial Officer (CCO), effective January 1, 2026, succeeding Stephen Toor, who will leave on December 31 and remain an advisor to the company. Ms. Marsh brings extensive experience across the commercial landscape, which will be instrumental as we continue executing our strategy to become a leading global rare disease company. At Novartis, she led major specialty care product launches and BD&L transactions in multiple franchise head roles in the US, ultimately serving as Chief Product Officer and Head of Strategy. Most recently, as Executive Vice President, Marketing for Dexcom, a leading medical technology company, Ms. Marsh drove accelerated growth in a fast-paced health tech environment and supported the expansion of the international footprint of the business. Her expertise in leveraging AI and analytics to advance commercial execution, will be a key asset as we advance our mission in rare diseases.

Corporate highlights
Pharming was promoted from the Euronext AScX® (Small Cap) to the AMX® (MidCap) index, effective from September 22, 2025, reflecting our growing market capitalization and trading activity. The Euronext Amsterdam AMX index comprises 25 companies based on free-float market capitalization and liquidity.

We are working on options to mitigate the impact of recently announced U.S. tariffs. Although some uncertainties remain, such as potential tariff exclusions, we do not expect a material impact on our business or growth.

Financial Summary

Consolidated Statement of Income	3Q 2025	3Q 2024	9M 2025	9M 2024
Amounts in US$m except per share data
Total Revenues	97.3	74.8	269.6	204.5
Cost of sales	(7.1)	(6.8)	(24.4)	(23.2)
Gross profit	90.2	68.0	245.2	181.3
Other income	0.1	0.8	2.3	2.1
Research and development	(23.4)	(20.7)	(68.2)	(60.8)
General and administrative	(17.0)	(15.3)	(59.9)	(46.0)
Marketing and sales	(34.1)	(28.7)	(99.7)	(91.9)
Other Operating Costs	(74.5)	(64.7)	(227.9)	(198.7)
Operating profit (loss)	15.8	4.1	19.6	(15.3)
Finance income (expense) and share of net profits in associates	(3.1)	(2.6)	(11.6)	0.1
Profit (loss) before tax	12.7	1.5	8.0	(15.2)
Income tax credit (expense)	(5.2)	(2.5)	(10.8)	0.5
Profit (loss) for the period	7.5	(1.1)	(2.8)	(14.7)
Share Information
Basic, attributable to equity holders of the parent (US$)	0.011	(0.002)	(0.004)	(0.022)
Diluted, attributable to equity holders of the parent (US$)	0.010	(0.002)	(0.004)	(0.022)

Segment information - Revenues	3Q 2025	3Q 2024	9M 2025	9M 2024
Amounts in US$m
Revenue - RUCONEST® (US)	81.1	62.0	227.4	168.4
Revenue - RUCONEST® (EU and RoW)	1.1	1.6	3.9	4.2
Total Revenues - RUCONEST®	82.2	63.6	231.2	172.6
Revenue - Joenja® (US)	13.4	10.0	34.6	28.7
Revenue - Joenja® (EU and RoW)	1.7	1.2	3.7	3.2
Total Revenues - Joenja®	15.1	11.2	38.4	31.9

Total Revenues - US	94.5	72.0	262.0	197.1
Total Revenues - EU and RoW	2.7	2.8	7.6	7.4

Total Revenues	97.3	74.8	269.6	204.5

Consolidated Balance Sheet	September 30, 2025	December 31, 2024
Amounts in US$m
Cash and cash equivalents, restricted cash and marketable securities	168.9	169.4
Current assets	277.6	278.4
Total assets	473.8	400.0
Current liabilities	87.9	73.8
Equity	264.6	221.1
Underlying figures are unrounded. Therefore, totals may differ slightly from the sum of individual items due to rounding effects in the presentation of this press release.

Financial highlights
Third quarter 2025
For the third quarter of 2025, total revenues increased by US$22.4 million, or 30%, to US$97.3 million, compared to US$74.8 million in the third quarter of 2024. RUCONEST® revenues amounted to US$82.2 million, a 29% increase compared to the third quarter of 2024. This increase in RUCONEST® revenues was primarily driven by a volume increase in the U.S. Joenja® revenues amounted to US$15.1 million in the third quarter of 2025, a 34% increase compared to the third quarter of 2024. This increase in Joenja® revenues was primarily driven by an increase in volume.

Gross profit increased by US$22.2 million or 33% to US$90.2 million (3Q 2024: US$68.0 million), mainly due to the increase in revenues.

The operating profit increased 285% and amounted to US$15.8 million compared to US$4.1 million in the third quarter of 2024. Adjusted to exclude US$0.2 million of non-recurring Abliva acquisition-related expenses, the operating profit amounted to US$16.0 million. The improved operating result was primarily driven by an increase in revenues, partially offset by higher operating expenses.

The net finance result amounted to a loss of US$2.8 million compared to a loss of US$2.2 million in the third quarter of 2024. This was primarily driven by lower interest income due to a lower average overall cash position and decreased interest rates.

The Company had a net profit of US$7.5 million, compared to a net loss of US$1.0 million in the third quarter of 2024. The change was primarily driven by increased revenues, partially offset by higher operating expenses.

Cash generated from operations amounted to US$32.0 million, compared to US$9.7 million in the third quarter of 2024. Cash and cash equivalents, including restricted cash and marketable securities, increased from US$130.8 million at the end of the second quarter of 2025 to US$168.9 million at the end of the third quarter of 2025. This increase was primarily driven by the net cash flows generated from operating activities.

Nine months 2025
Total revenues increased 32% during the first nine months of 2025 to US$269.6 million, versus US$204.5 million during the first nine months of 2024. Total RUCONEST® revenues were 34% higher at US$231.2 million, compared to revenues of US$172.6 million for the first nine months of 2024. The increase in RUCONEST® revenues was primarily driven by an increase in volume. Joenja® revenues amounted to US$38.4 million in the first nine months of 2025, a 20% increase compared to the first nine months of 2024. This increase in Joenja® revenues was primarily driven by an increase in volume.

Gross profit increased by US$63.9 million or 35% to US$245.2 million (9M 2024: US$181.3 million), mainly due to the increase in revenues.

The operating profit amounted to US$19.6 million compared to an operating loss of US$15.3 million in the first nine months of 2024. Adjusted to exclude US$10.1 million of non-recurring Abliva acquisition-related expenses, of which US$8.0 million is included in General and administrative expenses and US$2.1 million is included in Research and development expenses, the operating profit amounted to US$29.7 million. The improved operating result was primarily driven by an increase in revenues, partially offset by higher operating expenses which include a total of US$20.4 million in Abliva-related expenses.

Excluding these Abliva-related expenses, operating expenses increased by 4% compared to the first nine months of 2024.

The net finance result amounted to a loss of US$11.3 million compared to a gain of US$1.4 million in the first nine months of 2024. This decline was mainly driven by the absence of a one-time fair value gain recognized in the second quarter of 2024 following the reclassification of the convertible bond-related derivative to equity, as well as by unfavorable EUR/USD exchange rate movements in the nine months of 2025.

The Company had a net loss of US$2.8 million, compared to a net loss of US$14.7 million in the first nine months of 2024. The change was primarily driven by increased revenues, partially offset by a change in the net finance result and higher operating expenses, including US$10.1 million non-recurring Abliva acquisition-related expenses, most of which are not tax-deductible.

Cash generated from operations amounted to US$44.0 million, compared to US$11.1 million used in operations in the first nine months of 2024. Cash and cash equivalents, including restricted cash and marketable securities, decreased by US$0.5 million to US$168.9 million from US$169.4 million at the end of 2024, primarily driven by purchases of Abliva shares totaling US$68.0 million and non-recurring Abliva acquisition-related expenses totaling US$10.1 million, primarily offset by US$44.0 million of cash generated from operations.

Outlook/Summary
For 2025, the Company anticipates:

•Total revenues between US$365 million and US$375 million (23% to 26% growth).
•Total operating expenses between US$304 million and US$308 million, assuming constant currency, including US$10.2 million non-recurring Abliva-related transaction and integration expenses, but excluding one-time restructuring costs of approximately $7 million to be recorded in the fourth quarter of 2025.
•Continued growth of RUCONEST® in the acute HAE market.
•Significant growth in APDS patients on paid Joenja® (leniolisib) therapy in the U.S.
•Increasing ex-U.S. revenues for leniolisib, driven by funded access programs and commercial availability in the U.K.
•Progress towards additional regulatory approvals for leniolisib for APDS patients 12 years of age or older and for pediatric label expansion in key global markets.
•Advancing the two ongoing Phase II clinical trials in PIDs with immune dysregulation to significantly expand the long-term commercial potential of leniolisib.
•Advancing the ongoing pivotal FALCON clinical study for KL1333 in mitochondrial DNA-driven primary mitochondrial disease.
•Continued focus on potential acquisitions and in-licensing of clinical stage opportunities in rare diseases.

No further specific financial guidance for 2025 is provided.

Additional information
Presentation
The conference call presentation is available on the Pharming.com website from 07:30 CET today.

Conference Call
The conference call will begin at 13:30 CET/07:30 ET on Thursday, November 6. A transcript will be made available on the Pharming.com website in the days following the call.

Please note, the Company will only take questions from dial-in attendees.

Webcast Link:
https://edge.media-server.com/mmc/p/vb724dzx

Conference call dial-in details:
https://register-conf.media-server.com/register/BI1b6a1a63294c427f91ab7b24a7c6484b

Additional information on how to register for the conference call/webcast can be found on the Pharming.com website.

For further public information, contact:
Investor Relations
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696
E: investor@pharming.com

Media Relations
Global: Saskia Mehring, Corporate Communications Manager
T: +31 6 28 32 60 41
E: media.relations@pharming.com

U.S.: Ethan Metelenis (Precision AQ on behalf of Pharming)
T: +1 (917) 882-9038

Netherlands: Leon Melens (LifeSpring Life Sciences Communication on behalf of Pharming)
T: +31 6 53 81 64 27

About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is developing and commercializing a portfolio of innovative medicines, including small molecules and biologics. Pharming is headquartered in Leiden, the Netherlands, with a significant proportion of its employees based in the U.S.

For more information, visit www.pharming.com and find us on LinkedIn.

Auditor’s involvement
The Condensed Consolidated Interim Financial Statements have not been audited by the Company’s statutory auditor.

Forward-looking Statements
This press release may contain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. Examples of forward-looking statements may include statements with respect to timing and progress of Pharming's preclinical studies and clinical trials of its product candidates, Pharming's clinical and commercial prospects, and Pharming's expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming's clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory, commercial, competitive and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming's 2024 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming's actual results could differ materially and adversely from those anticipated or implied thereby. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release. Pharming does not undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Pharming Group N.V.
Condensed Consolidated Interim Financial Statements in US Dollars (unaudited)
For the period ended September 30, 2025
•Condensed consolidated interim statement of income
•Condensed consolidated interim statement of comprehensive income
•Condensed consolidated interim balance sheet
•Condensed consolidated interim statement of changes in equity
~~•~~Condensed consolidated interim statement of cash flows

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
For the period ended September 30

Amounts in US$ ‘000	9M 2025	9M 2024
Revenues	269,602	204,528
Costs of sales	(24,366)	(23,186)
Gross profit	245,236	181,342
Other income	2,303	2,034
Research and development	(68,221)	(60,839)
General and administrative	(59,945)	(45,999)
Marketing and sales	(99,746)	(91,863)
Other Operating Costs	(227,911)	(198,701)
Operating profit (loss)	19,628	(15,325)
Fair value gain (loss) on revaluation	—	5,159
Other finance income	1,748	3,760
Other finance expenses	(13,048)	(7,488)
Finance result, net	(11,300)	1,431
Share of net profits (loss) in associates using the equity method	(279)	(1,276)
Profit (loss) before tax	8,049	(15,170)
Income tax credit (expense)	(10,838)	470
Profit (loss) for the period	(2,790)	(14,700)
Attributable to:
Equity holders of the parent	(2,477)	(14,700)
Non-controlling interests	(313)	—

Earnings per share
Basic, attributable to equity holders of the parent (US$)	(0.004)	(0.022)
Diluted, attributable to equity holders of the parent (US$)	(0.004)	(0.022)

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME
For the period ended September 30

Amounts in US$ ‘000	9M 2025	9M 2024
Profit (loss) for the period	(2,790)	(14,700)
Currency translation differences	26,092	(1,352)
Items that may be subsequently reclassified to profit or loss	26,092	(1,352)
Fair value remeasurement investments	—	79
Items that shall not be subsequently reclassified to profit or loss	—	79
Other comprehensive income (loss), net of tax	26,092	(1,273)
Total comprehensive income (loss) for the period	23,303	(15,973)
Attributable to:
Equity holders of the parent	23,616	(15,973)
Non-controlling interests	(313)	—

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

Amounts in US$ ‘000	September 30, 2025	December 31, 2024
Non-current assets
Intangible assets	134,926	61,039
Property, plant and equipment	7,475	7,752
Right-of-use assets	17,517	16,382
Long-term prepayments	95	90
Deferred tax assets	27,485	30,544
Investment accounted for using the equity method	1,005	466
Investment in equity instruments designated as at FVTOCI	1,394	—
Investment in debt instruments designated as at FVTPL	4,274	3,767
Restricted cash	2,015	1,505
Total non-current assets	196,185	121,545
Current assets
Inventories	67,136	55,724
Trade and other receivables	43,606	54,823
Restricted cash	690	0
Marketable securities	33,798	112,949
Cash and cash equivalents	132,370	54,944
Total current assets	277,600	278,440
Total assets	473,785	399,985
Equity
Share capital	7,953	7,769
Share premium	507,717	488,990
Other reserves	25,852	(209)
Accumulated deficit	(276,878)	(275,489)
Shareholders’ equity	264,644	221,061
Non-current liabilities
Convertible bonds	93,138	78,154
Lease liabilities	28,090	26,968
Total non-current liabilities	121,227	105,122
Current liabilities
Convertible bonds	5,210	4,245
Trade and other payables	78,221	66,611
Lease liabilities	4,484	2,946
Total current liabilities	87,914	73,802
Total equity and liabilities	473,785	399,985

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
For the period ended September 30
Attributable to owners of the parent

Amounts in US$ ‘000	Share capital	Share premium	Other reserves	Accumulated deficit	Total	Non-controlling interests	Total equity
Balance at January 1, 2024	7,669	478,431	(2,057)	(265,262)	218,781	—	218,781
Profit (loss) for the period	—	—	—	(14,700)	(14,700)	—	(14,700)
Reserves	—	—	1,560	(1,560)	—	—	—
Other comprehensive income (loss) for the period	—	—	(1,273)	—	(1,273)	—	(1,273)
Total comprehensive income (loss) for the period	—	—	287	(16,260)	(15,973)	—	(15,973)
Other reserves	—	—	(31)	31	—	—	—
Income tax benefit from excess tax deductions related to share-based payments	—	—	—	(241)	(241)	—	(241)
Share-based compensation	—	—	—	8,605	8,605	—	8,605
Options exercised / LTIP shares issued	81	8,648	—	(5,244)	3,485	—	3,485
Value of conversion rights of convertible bonds	—	—	11,135	—	11,135	—	11,135
Total transactions with owners, recognized directly in equity	81	8,648	11,104	3,151	22,984	—	22,984
Balance at September 30, 2024	7,750	487,079	9,334	(278,371)	225,792	—	225,792

Balance at January 1, 2025	7,769	488,990	(209)	(275,489)	221,061	—	221,061
Profit (loss) for the period	—	—	—	(2,477)	(2,477)	(313)	(2,790)
Reserves	—	—	—	—	—	—	—
Other comprehensive income (loss) for the period	—	—	26,092	—	26,092	—	26,092
Total comprehensive income (loss) for the period	—	—	26,092	(2,477)	23,616	(313)	23,303
Other reserves	—	—	(32)	32	—	—	—
Income tax benefit from excess tax deductions related to share-based payments	—	—	—	807	807	—	807
Share-based compensation	—	—	—	9,256	9,256	—	9,256
Options exercised / LTIP shares issued	184	18,727	—	(8,320)	10,592	—	10,592
Value of conversion rights of convertible bonds	—	—	—	—	—	—	—
Acquisition of a subsidiary	—	—	—	—	—	7,741	7,741
Acquisition of non-controlling interests	—	—	—	(687)	(687)	(7,428)	(8,115)
Total transactions with owners, recognized directly in equity	184	18,727	(32)	1,087	19,967	313	20,280
Balance at September 30, 2025	7,953	507,717	25,852	(276,878)	264,644	—	264,644

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
For the period ended September 30

Amounts in $’000	9M 2025	9M 2024
Profit (loss) before tax	8,049	(15,170)
Adjustments to reconcile net profit (loss) to net cash used in operating activities:
Depreciation, amortization, impairment of non-current assets	8,010	8,371
Equity settled share based payments	9,256	8,605
Fair value loss (gain) on revaluation	—	(5,159)
Loss (gain) on disposal of leases	(9)	—
Other finance income	(1,748)	(3,117)
Other finance expenses	12,837	6,765
Share of net result in associates using the equity method	279	1,276
Operating cash flows before changes in working capital	36,674	1,571
Changes in working capital:
Inventories	(3,503)	(5,248)
Trade and other receivables	11,453	(2,044)
Payables and other current liabilities	4,138	4,305
Restricted cash	(1,018)	—
Total changes in working capital	11,070	(2,987)

Interest received	1,723	4,154
Income taxes received (paid)	(5,466)	(13,864)
Net cash flows generated from (used in) operating activities	44,001	(11,126)

Capital expenditure for property, plant and equipment	(480)	(660)
Investment intangible assets	(6)	—
Disposal of investment designated as at FVOCI	—	1,972
Investment in associates using the equity method	(731)	—
Purchases of marketable securities	—	(222,249)
Proceeds from sale of marketable securities	84,990	262,345
Acquisition of a subsidiary, net of cash acquired	(57,476)	—
Net cash flows generated from (used in) investing activities	26,297	41,408

Payment of lease liabilities	(2,877)	(2,485)
Interests on lease liabilities	(848)	(784)
Net proceeds of issued convertible bonds	—	104,539
Repurchase of convertible bonds	—	(134,931)
Interests on convertible bonds	(2,506)	(2,032)
Settlement of share based compensation awards	14,564	3,485
Acquisition of non-controlling interests	(7,876)
Net cash flows generated from (used in) financing activities	457	(32,208)

Increase (decrease) of cash	70,755	(1,926)
Exchange rate effects	6,672	847
Cash and cash equivalents at the beginning of the period	54,944	61,741

Total cash and cash equivalents at September 30	132,370	60,662